Ex-Filing Fees

CALCULATION OF FILING FEE TABLES

SC TO

ABS Long/Short Strategies Fund

Table 1 to Paragraph (a)(7)

Line Item Type	Notes	Transaction Valuation	Fee Rate	Amount of Filing Fee

Fees to be Paid		$56,997,621.00	0.0001531	$8,726.34

Total Transaction Valuation:		$56,997,621.00
Total Fees Due for Filing:				$8,726.34
Total Fees Previously Paid:				0.00
Total Fee Offsets:				0.00
Net Fee Due:				$8,726.34